UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HCA INC.

(Name of Subject Company (Issuer))

HCA INC.

(Names of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number of Class of Securities)

John M. Franck II

Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James H. Cheek, III	Morton A. Pierce
J. Allen Overby	Jack S. Bodner
Bass, Berry & Sims PLC	Dewey Ballantine LLP
315 Deaderick Street, Suite 2700	1301 Avenue of the Americas
Nashville, Tennessee 37238	New York, New York 10019
(615) 742-6200	(212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,500,000,000	$294,250

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 50,000,000 shares of the outstanding common stock, par value $0.01 per share, at a price per share of $50.00 in cash.

**	The amount of the filing fee equals $117.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $294,250	Filing Party: HCA Inc.
Form or Registration No.: Schedule TO	Date Filed: October 14, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SCHEDULE TO
SIGNATURE
EXHIBIT INDEX

SCHEDULE TO

      This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by HCA Inc., a Delaware corporation (“HCA” or the “Company”), on October 14, 2005 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 50,000,000 shares of its Common Stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

      The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

      The Offer to Purchase is hereby amended and supplemented as follows:

The second sentence under the paragraph entitled “Incorporation by Reference” on page 36 of the Offer to Purchase is hereby amended and restated in its entirety as provided below:

“The following documents contain important information about us:

•	Annual Report on Form 10-K for the year ended December 31, 2004, as filed on March 11, 2005;

•	Definitive Proxy Statement on Form 14A filed on April 18, 2005;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, as filed on May 6, 2005;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, as filed on August 4, 2005; and

•	Current Reports on Form 8-K, as filed on February 2, 2005, March 30, 2005, June 2, 2005, October 6, 2005, October 13, 2005 and November 3, 2005.”

Item 7.	Source and Amount of Funds or Other Consideration.

      Item 7 of the Schedule TO is hereby amended and supplemented as follows:

      On November 3, 2005, the Company entered into the following agreements: (i) the First Amendment to its $2.5 billion Credit Agreement, dated as of November 9, 2004, among the Company, the several banks and other financial institutions from time to time parties thereto, J.P. Morgan Securities Inc., as Sole Advisor, Lead Arranger and Bookrunner, certain other agents and arrangers and JPMorgan Chase Bank, N.A., as Administrative Agent and (ii) a $1 billion Credit Agreement, dated November 3, 2005, by and among the Company, the several banks and other financial institutions from time to time parties thereto, J.P. Morgan Securities Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners, Merrill Lynch Capital Corporation, as Syndication Agent, Bank of America, N.A., Citicorp USA, Inc. and Deutsche Bank Securities Inc., as Documentation Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent. As a result, the conditions to the Offer (i) that the Company amend its existing credit facility or refinance it pursuant to the terms and conditions contained in the Refinancing Commitment Letter (as defined in the Offer to Purchase) and (ii) that the Company obtain financing pursuant to the terms and conditions contained in the Term Facility Commitment Letter (as defined in the Offer to Purchase) have been satisfied.

Item 12.	Exhibits.

      Item 12 of the Schedule TO is hereby amended by adding the following as Exhibits (b)(4) and (b)(5).

(b)(4)	First Amendment, dated as of November 3, 2005, to the $2.5 billion Credit Agreement, dated as of November 9, 2004, among the Company, the several banks and other financial institutions from time to time parties thereto, J.P. Morgan Securities Inc., as Sole Advisor, Lead Arranger and Bookrunner, certain other agents and arrangers and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on November 3, 2005, and incorporated herein by reference).

(b)(5)	$1 billion Credit Agreement, dated November 3, 2005, by and among the Company, the several banks and other financial institutions from time to time parties thereto, J.P. Morgan Securities Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners, Merrill Lynch Capital Corporation, as Syndication Agent, Bank of America, N.A., Citicorp USA, Inc. and Deutsche Bank Securities Inc., as Documentation Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K on November 3, 2005, and incorporated herein by reference).

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HCA INC.

By:	/s/ R. MILTON JOHNSON

Name: R. Milton Johnson

Title:	Executive Vice President and Chief

Financial Officer

Dated: November 3, 2005

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated October 14, 2005.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Letter to Participants in the Amended and Restated HCA Employee Stock Purchase Plan.*
(a)(1)(G)	Form of Letter to Participants in the HCA 401(k) Plan.*
(a)(5)(A)	Press Release dated October 13, 2005, announcing HCA’s preliminary third quarter results (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on October 13, 2005, and incorporated herein by reference).
(a)(5)(B)	Press Release dated October 13, 2005, announcing the Offer (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K on October 13, 2005, and incorporated herein by reference).
(a)(5)(C)	Form of Summary Advertisement.*
(a)(5)(D)	Letter to Shareholders.*
(a)(5)(E)	Press Release dated October 25, 2005 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on October 25, 2005, and incorporated herein by reference).
(a)(5)(F)	Transcript of Conference Call on October 25, 2005.**
(b)(1)	$2.425 Billion Senior Credit Facilities Commitment Letter, dated October 13, 2005, by and among the Company, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K on October 13, 2005, and incorporated herein by reference).
(b)(2)	$1.0 Billion Senior Credit Facility Commitment Letter, dated October 13, 2005, by and among the Company, J.P. Morgan Securities Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A. and Merrill Lynch Capital Corporation (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K on October 13, 2005, and incorporated herein by reference).
(b)(3)	$2.5 billion Credit Agreement, dated November 9, 2004, by and among the Company, the several banks and other financial institutions from time to time parties hereto, J.P. Morgan Securities Inc., as Sole Advisor, Lead Arranger and Bookrunner, certain other agents and arrangers and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 10, 2004, and incorporated herein by reference).
(b)(4)	First Amendment, dated as of November 3, 2005, to the $2.5 billion Credit Agreement, dated as of November 9, 2004, among the Company, the several banks and other financial institutions from time to time parties thereto, J.P. Morgan Securities Inc., as Sole Advisor, Lead Arranger and Bookrunner, certain other agents and arrangers and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on November 3, 2005, and incorporated herein by reference).

Exhibit
No.	Description

(b)(5)	$1 billion Credit Agreement, dated November 3, 2005, by and among the Company, the several banks and other financial institutions from time to time parties thereto, J.P. Morgan Securities Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners, Merrill Lynch Capital Corporation, as Syndication Agent, Bank of America, N.A., Citicorp USA, Inc. and Deutsche Bank Securities Inc., as Documentation Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K on November 3, 2005, and incorporated herein by reference).
(d)(1)	Columbia Hospital Corporation Stock Option Plan (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
(d)(2)	Amended and Restated Columbia/ HCA Healthcare Corporation 1992 Stock and Incentive Plan (filed as Exhibit 10.7(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference).
(d)(3)	First Amendment to Amended and Restated Columbia/ HCA Healthcare Corporation 1992 Stock and Incentive Plan (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference).
(d)(4)	Columbia Hospital Corporation Outside Directors Nonqualified Stock Option Plan (filed as Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (File No. 33-55272), and incorporated herein by reference).
(d)(5)	HCA-Hospital Corporation of America 1989 Nonqualified Stock Option Plan, as amended through December 16, 1991 (filed as Exhibit 10(g) to HCA-Hospital Corporation of America’s Registration Statement on Form S-1 (File No. 33-44906), and incorporated herein by reference).
(d)(6)	HCA-Hospital Corporation of America Nonqualified Initial Option Plan (filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (File No. 33-52379), and incorporated herein by reference).
(d)(7)	Form of Galen Health Care, Inc. 1993 Adjustment Plan (filed as Exhibit 4.15 to the Company’s Registration Statement on Form S-8 (File No. 33-50147), and incorporated herein by reference).
(d)(8)	HCA-Hospital Corporation of America 1992 Stock Compensation Plan (filed as Exhibit 10(t) to HCA-Hospital Corporation of America’s Registration Statement on Form S-1 (File No. 33-44906), and incorporated herein by reference).
(d)(9)	Columbia/HCA Healthcare Corporation Outside Directors Stock and Incentive Compensation Plan, as amended and restated (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference).
(d)(10)	First Amendment to the Columbia/HCA Healthcare Corporation Outside Directors Stock and Incentive Compensation Plan, as amended and restated September 23, 1999, dated as of May 25, 2000 (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference).
(d)(11)	HCA Inc. Amended and Restated Management Stock Purchase Plan (filed as Exhibit C to the Company’s Proxy Statement for the Annual Meeting of Stockholders on May 27, 2004, and incorporated herein by reference).
(d)(12)	Amended and Restated HCA Employee Stock Purchase Plan (filed as Exhibit(d)(12) to the Company’s Tender Offer Statement by Issuer on Schedule TO on October 13, 2004, and incorporated herein by reference).
(d)(13)	Columbia/HCA Healthcare Corporation 2000 Equity Incentive Plan (filed as Exhibit A to the Company’s Proxy Statement for the Annual Meeting of Shareholders on May 25, 2000, and incorporated herein by reference).

Exhibit
No.	Description

(d)(14)	HCA Inc. 2003 Performance Equity Incentive Program (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(15)	Registration Rights Agreement, dated as of March 16, 1989, by and among HCA-Hospital Corporation of America and the persons listed on the signature pages thereto (filed as Exhibit(g)(24) to Amendment No. 3 to the Schedule 13E-3 filed by HCA-Hospital Corporation of America, Hospital Corporation of America and The HCA Profit Sharing Plan on March 22, 1989, and incorporated herein by reference).
(d)(16)	Registration Rights Agreement, dated as of June 28, 2001, between the Company and Canadian Investments LLC, a Delaware limited liability Company (filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-3 (File No. 333-67040), and incorporated herein by reference).
(d)(17)	HCA 2005 Equity Incentive Plan (filed as Exhibit B to the Company’s Proxy Statement for its Annual Meeting of Stockholders held on May 26, 2005, and incorporated herein by reference).
(d)(18)	HCA Directors’ 2005 Compensation/Fees Policy (filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).
(d)(19)	HCA 2006 Directors’ Fees/Compensation Policy (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on June 2, 2005, and incorporated herein by reference).
(d)(20)	Form of Non-Qualified Stock Option Award Agreement (Directors) (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K on June 2, 2005, and incorporated herein by reference).
(d)(21)	Form of Restricted Stock Award Agreement (Directors) (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K on June 2, 2005, and incorporated herein by reference).
(d)(22)	Form of Restricted Share Unit Agreement (Directors) (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K on June 2, 2005, and incorporated herein by reference).
(d)(23)	Form of Restricted Share Award Agreement (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on October 6, 2005, and incorporated herein by reference).
(d)(24)	Form of Non-Qualified Stock Option Agreement (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K on October 6, 2005, and incorporated herein by reference).

 * Previously filed on Schedule TO on October 14, 2005.

** Previously filed on Amendment No. 1 to Schedule TO on October 26, 2005.